Exhibit 99.1

Vermilion Energy Inc. Reports Voting Results of Annual General Meeting

CALGARY, AB, May 8, 2025 /CNW/ - Vermilion Energy Inc. ("Vermilion") (TSX: VET) (NYSE: VET) is pleased to announce the voting results from our annual meeting of shareholders held on May 7, 2025. A total of 77,221,704 common shares representing 50.03% of Vermilion's issued and outstanding common shares were voted in connection with the meeting.

The vote on each matter was conducted by ballot. The manner in which the proxies were voted or ballots cast, as applicable, in respect of each matter is set out below.

1. Ordinary resolution to approve fixing the number of directors of Vermilion to be elected at the Meeting at eight (8).

Votes For		Votes Against
Number	Percent (%)	Number	Percent (%)
76,053,790	98.49%	1,166,014	1.51%

2. Ordinary resolution to approve the election of the following eight nominees to serve as directors of Vermilion for the ensuing year, or until their successors are duly elected or appointed, as described in the Information Circular.

Name of Nominee	Votes For		Votes Withheld
	Number	Percent (%)	Number	Percent (%)
Myron M. Stadnyk	55,601,819	96.06%	2,279,244	3.94%
Dion Hatcher	55,425,557	95.76%	2,455,507	4.24%
James J. Kleckner Jr.	55,225,595	95.41%	2,655,468	4.59%
Carin S. Knickel	55,492,197	95.87%	2,388,867	4.13%
Stephen P. Larke	55,043,866	95.10%	2,837,198	4.90%
William B. Roby	55,499,420	95.89%	2,381,644	4.11%
Manjit K. Sharma	54,749,114	94.59%	3,131,950	5.41%
Judy A. Steele	55,518,916	95.92%	2,362,148	4.08%

3. Ordinary resolution to approve the appointment of Deloitte LLP, Chartered Accountants, as auditors of Vermilion for the ensuing year.

Votes For		Votes Withheld
Number	Percent (%)	Number	Percent (%)
74,972,548	97.09%	2,247,258	2.91%

4. Ordinary resolution to accept on an advisory basis the approach to executive compensation, as disclosed in the Information Circular.

Votes For		Votes Against
Number	Percent (%)	Number	Percent (%)
54,616,668	94.36%	3,263,278	5.64%

5. Ordinary resolution to approve the unallocated entitlements under the Omnibus Incentive Plan.

Votes For		Votes Against
Number	Percent (%)	Number	Percent (%)
54,250,955	93.73%	3,628,991	6.27%

Robert B. Michaleski and Timothy R. Marchant did not stand for re-election at the annual meeting of shareholders and accordingly retired from the Board at the end of their current terms. Vermilion extends its appreciation to Mr. Michaleski and Mr. Marchant for their service, commitment, and invaluable contributions during their respective tenures as directors of Vermilion.

About Vermilion

Vermilion is a global gas producer that seeks to create value through the acquisition, exploration, development and optimization of producing assets in North America, Europe and Australia. The Company's business model emphasizes free cash flow generation and returning capital to investors when economically warranted, augmented by value-adding acquisitions. Vermilion's operations are focused on the exploitation of light oil and liquids-rich natural gas conventional and unconventional resource plays in North America and the exploration and development of conventional natural gas and oil opportunities in Europe and Australia.

Vermilion's priorities are health and safety, the environment, and profitability, in that order. Nothing is more important than the safety of the public and those who work with Vermilion, and the protection of the natural surroundings. In addition, the Company emphasizes strategic community investment in each of its operating areas.

Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

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SOURCE Vermilion Energy Inc.

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%CIK: 0001293135

For further information: For further information please contact: Kyle Preston, Vice President Investor Relations, TEL (403) 269-4884 | IR TOLL FREE 1-866-895-8101 | investor_relations@vermilionenergy.com | www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 16:13e 08-MAY-25